U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        HOLMES                       OLIVER                 J
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   (Last)                            (First)              (Middle)

        520 SW SIXTH AVENUE, SUITE 750
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                                    (Street)

        PORTLAND                        OR              97204-1556
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


        NBG RADIO NETWORK, INC. "NSBD"
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

       NOVEMBER 30, 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
              Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                               5.             6.
                                                               4.                              Amount of      Owner-
                                                               Securities Acquired (A) or      Securities     ship
                                                               Disposed of (D)                 Beneficially   Form:     7.
                                                               (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.         -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code           Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                 (D)             and 4)         (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock (1)                      03/05/01       P             67,990      A     $1.00(2)  122,491        D
----------------------------------------------------------------------------------------------------------------------------------


==================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                    2.                                                                                   Deriv-    of
                    Conver-                   5.                              7.                         ative     Deriv-   11.
                    sion                      Number of                       Title and Amount           Secur-    ative    Nature
                    or                        Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                     Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise      3.              Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price     Trans- 4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of        action Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-    Date   action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative     (Month/Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-    Day/   (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity       Year)  8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrant to Purchase $1.50     03/05/01 P       67,990 (A)   09/05/01  03/05/03 Common    67,990  $1.00(2) 67,990    D
Common Stock        per share                                                  Stock
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $1.75     04/10/01 A      150,000 (A)   06/01/01  03/10/06 Common   150,000          150,000    D
Option to Purchase  per share                                                  Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $2.00                                   09/01/99  09/01/02 Common    60,000           60,000    D
Option to Purchase  per share                                                  Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------


===================================================================================================================================

Explanation of Responses:
(1) The shares of Common Stock may not be sold, transferred, or exchanged before September 5, 2001.

(2) This price represents the purchase price of a unit consisting of one share Common Stock and a warrant to purchase one share of Common Stock. Pursuant to Instruction 4(c)(iv), the components on the units are reported separately on Table I and Table II.


/s/OLIVER J. HOLMES                                             3/ 5/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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